File No. 70-9107

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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CENTRAL AND SOUTH WEST CORPORATION  CENTRAL POWER AND LIGHT COMPANY 1616 Woodall
Rodgers Freeway 539 North Carancahua Street Dallas, Texas 75202 Corpus Christi, Texas 78401-2802


     (Names of companies filing this post-effective amendment and address of principal executive offices)

                 -----------------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                 -----------------------------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                            Kevin F. Blatchford, Esq.
                                 Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603

                   (Names and addresses of agents for service)

Item 1.  Description of Proposed Transaction.
                  Central and South West Corporation and Central Power and Light Company hereby amend Item 1 of this Application-Declaration by adding the following thereto:

Summary
                  By order dated December 30, 1997 (Release No. 35-26811) (the "Order"), the Securities and Exchange Commission (the "Commission") granted and permitted to become effective the Form U-1 Application-Declaration, as amended (File No. 70-9107), of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), its subsidiaries, Central Power and Light Company ("CPL"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and certain other subsidiaries of CSW (CPL, SWEPCO, WTU and such other subsidiaries of CSW are sometimes collectively referred to herein as the "Subsidiaries"). The Order authorized through December 31, 2002 (the "Authorization Period"), subject to certain limitations set forth therein, among other things: (i) certain external financings by CSW and the Subsidiaries; (ii) the acquisition by CSW of common stock of the Subsidiaries;
(iii) the Subsidiaries to repurchase their common stock from CSW; (iv) CSW and the Subsidiaries to obtain certain credit enhancements (e.g., letters of credit, liquidity facilities and insurance) for the external financings authorized by the Order; (v) the creation and capitalization by the Subsidiaries of new corporations, trusts, partnerships or other entities for the purpose of facilitating certain types of financing authorized by the Order; (vi) certain guarantees by the Subsidiaries of the obligations of their subsidiary financing entities; and (vii) certain refinancing, tender offers and retirements of debt and equity securities of the Subsidiaries. In the Order, the Commission reserved jurisdiction "over Applicants' proposals to . . . issue additional types of securities . . . " as well as certain other matters.

         Pursuant to the Order and such  reservation  of  jurisdiction,
CSW and CPL hereby file this Post-Effective Amendment No. 1 to the Application-Declaration. This Post-Effective Amendment seeks authorization for CPL, or any affiliated successor in interest to its electric distribution businesses and assets, to engage (in addition to the other transactions authorized by the Order) in the transactions described herein from time to time during the period beginning with the effective date of a supplemental order issued in this proceeding pursuant to this Post-Effective Amendment through the Authorization Period. To the extent not already authorized in the Order, CSW and CPL seek authority to:

         (a) form one or more new wholly-owned entities to carry out the transactions contemplated by this Post-Effective Amendment (each a "Special Purpose Issuer") which are expected to be any one of the following: a trust, corporation, limited liability company or partnership;

         (b) acquire all the equity securities issued by each Special Purpose Issuer to establish its ownership of that Special Purpose Issuer;

         (c) transfer to a Special Purpose Issuer from time to time transition property and associated transition charges (to be created by the Public Utility Commission of Texas ("PUCT") pursuant to the Texas Public Utility Regulatory Act, Section 39 (the "Statute")) in exchange for the net proceeds from the sale of transition bonds by such Special Purpose Issuer;

         (d) cause any Special Purpose Issuer to issue and sell transition bonds ("Transition Bonds") from time to time in such amounts and as otherwise authorized and approved by the PUCT pursuant to the terms and conditions of a PUCT financing order (a "Financing Order") and in accordance with the Statute (the principal amount of Transition Bonds so issued shall not reduce the amount of external financings previously authorized by the Order);

         (e) enter into or cause any Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs and credit enhancement arrangements to reduce interest rate risks with respect to, and to facilitate the offering of, Transition Bonds;

         (f) enter into a Servicing Agreement, an Administration Agreement and any other agreement required for the purposes of the transactions described herein;

         (g) apply the proceeds received from the sale of the Transition Bonds as authorized by the Statute and the Financing Order, including the acquisition, redemption, retirement and defeasance of certain of their outstanding debt and equity securities; and

         (h) engage in certain related transactions described herein.

                  Except to the extent modified by a supplemental order issued by the Commission pursuant to this Post-Effective Amendment, CSW and CPL request that the Order remain in full force and effect and that the provisions of the Order shall apply to the transactions and securities described herein. CSW and CPL further request that the Commission grant such further authorizations as may be necessary in connection with the transactions described herein to enable CPL to comply with the terms of each Financing Order issued by the PUCT in accordance with the Statute, provided that such compliance is not inconsistent with the order or orders of the Commission issued hereunder.

Background
                  In 1999, Texas enacted the Statute, governing the restructuring of the electric industry in Texas and providing for retail competition for electric generation beginning January 1, 2002. The Statute permits electric utilities with assets located in Texas to recover stranded costs caused by the transition to a competitive market for electric generation services, as authorized by the PUCT. Investments in generation related assets were historically recoverable in rates established by the PUCT but may not be recoverable in full in rates established by market forces in a competitive electric generation supply market.

                  Under the Statute, the PUCT may authorize an electric utility with assets located in Texas or its designee to issue Transition Bonds that have a term of not more than 15 years to securitize regulatory assets and other stranded costs. The proceeds of Transition Bonds may be used solely for purposes of reducing the amount of recoverable regulatory assets and stranded costs, as determined by the PUCT in accordance with the Statute, through the refinancing or retirement of utility debt or equity.

                  Under the Statute, to the extent authorized from time to time by the PUCT pursuant to a Financing Order, Transition Bonds may be issued and sold in an aggregate principal amount up to the sum of the following costs ("Qualified Costs")1:100% of a utility's regulatory assets as of December 31, 1998; 75% of a utility's estimated stranded costs as determined by the PUCT; 100% of the costs of issuing, supporting and servicing the Transition Bonds; and 100% of the costs of retiring and refunding the utility's debt and equity securities with the proceeds of the Transition Bonds. The Statute authorizes the PUCT to adopt a Financing Order to approve the issuance of Transition Bonds by CPL or a third-party assignee of CPL, such as a Special Purpose Issuer. The rights of CPL under an issued Financing Order, when assigned to a Special Purpose Issuer, will also create "Transition Property" ("Transition Property") which will be the primary source of the payment of amounts due under the Transition Bonds. Transition Property represents the rights and interests under the Financing Order, including the right to impose, collect and receive irrevocable "Transition Charges" ("TCs") authorized in the Financing Order. TCs are generally defined in the Statute as nonbypassable amounts authorized to be charged for the use or availability of electric service under a Financing Order to recover a utility's Qualified Costs. The amount of TCs to be imposed will be calculated at an amount sufficient to pay the principal and interest on the Transition Bonds when due, premiums, if any, on the Transition Bonds, the costs of any credit enhancements for the Transition Bonds and the costs of retiring or repurchasing a portion of existing debt and equity and the fees, costs and expenses of the issuance of the Transition Bonds and related transactions.

                  TC's are recoverable from each retail customer located in a utility's certificated service territory as it existed on May 1, 1999, regardless of whether that customer continues to purchase electricity from that electric utility, subject to certain limited exceptions. The TCs will be as determined and established by the PUCT. In the Financing Order, the PUCT will provide for periodic adjustments to the TCs ("true-ups") in accordance with the Statute and the Financing Order. Once a Financing Order becomes effective, the Financing Order, together with the TC's authorized in that order, are irrevocable (subject to true-ups). In the Statute, the State of Texas pledges (the "State Pledge"), for the benefit of the holders of the Transition Bonds, that it will not take or permit any action that would impair the value of the Transition Property or reduce, alter or impair the TCs to be imposed, collected and remitted (except for the true-ups described above) until the Transition Bonds are paid in full.

The Proposed Transaction
                  In accordance with the procedures set forth in the Statute, CPL filed on October 18, 1999 its first application with the PUCT for a Financing Order authorizing the issuance of Transition Bonds as described in this Post-Effective Amendment. Such application sought authorization of Qualified Costs in an aggregate amount of $1,270,247,000 of CPL's Texas retail generation-related regulatory assets as of December 31, 1998, plus $46,763,000 for the costs of issuing the Transition Bonds and the costs of retiring and refunding certain of CPL's debt and equity securities with the proceeds therefrom. Thus, the first application seeks authority for the issuance of $1,317,010,000 aggregate principal amount of Transition Bonds. Under the Statute, the PUCT must issue a Financing Order not later than January 18, 2000.

                  In accordance with the Statute, CPL may from time to time file one or more additional applications with the PUCT for additional Financing Orders authorizing the issuance of additional Transition Bonds to recover Qualified Costs not previously authorized by the PUCT. CPL may also, under certain circumstances, seek a Financing Order to permit the refunding of outstanding Transition Bonds.

                  After the issuance by the PUCT of a requested Financing Order, CPL will sell and transfer the Transition Property and the associated TC revenue stream created by that Financing Order to a Special Purpose Issuer.2 The Special Purpose Issuer will issue Transition Bonds to finance its purchase of the Transition Property and the associated TC revenue stream from CPL in accordance with the related Financing Order.

                  The Special Purpose Issuer may issue Transition Bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and coupon rates and each series may have classes with different maturities and coupon rates. There will be a date on which each class of Transition Bonds is expected to be repaid and a legal final maturity date by which such class of Transition Bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years after the date of issuance.

                  Pursuant to a "Transition Property Servicing Agreement" between CPL and the Special Purpose Issuer, CPL will act as the "Servicer" of the TC revenue stream and, in this capacity, such Servicer will, among other things, (a) bill customers and retail electric providers and make collections on behalf of the Special Purpose Issuer and (b) file with the PUCT for adjustment to the TC to achieve a level which allows for payment of all debt service and full recovery of Qualified Costs to be collected through TCs in accordance with the amortization schedule for each series and class of Transition Bonds. It should be noted that CPL may subcontract with its affiliates to carry out some of its servicing responsibilities, so long as the ratings of the Transition Bonds are neither reduced nor withdrawn as a result.

                  CPL will be entitled to compensation, in the form of a "servicing fee", for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement and other documentation applicable to each series. In order to satisfy the rating agency requirements for a "bankruptcy remote" entity, the servicing fee must be an "arms-length" fee, which would be reasonable and sufficient for a third party performing similar services. As a result, the servicing fees will be set at an annual level of not more than 1% of the initial principal amount of the Transition Bonds while CPL is acting as Servicer and not more than 2% if a third party is acting as Servicer. CPL will retain any investment earnings on TC collections from the time of collection until the time of remittance to the Special Purpose Issuer.

                  Under   certain   circumstances   specified   in  a  Servicing
Agreement, any entity (including an affiliate of CPL) which becomes the successor or operator of the major part of CPL's electric transmission and distribution business may, or may be required to, assume the obligations of CPL under the Sale Agreement and the Servicing Agreement. If transmission and distribution are not provided by a single entity successor or operator, the entity which provides wire service directly to customers may, or may be required to, assume such obligations.

                  The   Special   Purpose   Issuer   may  also   enter  into  an
"Administration Agreement" with CPL or another affiliate of CSW (the "administrator"). Personnel employed by the administrator would provide ministerial services on an as-needed basis to the Special Purpose Issuer under the Administration Agreement. These services will consist primarily of administrative or housekeeping matters relating to the Special Purpose Issuer such as providing notices required under its Transition Bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the Administration Agreement, the Special Purpose Issuer will reimburse the administrator for the cost of services provided.

Use of Proceeds
                  CPL will use the gross proceeds from the sale of Transition Bonds as authorized by the Financing Order issued by the PUCT and in accordance with the Statute. Such use of proceeds may include the following: (i) to pay costs incurred in the issuance and sale of the Transition Bonds; (ii) to refund or retire utility debt or equity; and (iii) to pay the costs of such refinancing and retirement.

                  The specific steps taken to refinance or retire utility debt or equity will depend, in large part, on the date on which the proceeds from the sale of Transition Bonds become available, the then prevailing market conditions and circumstances of CPL at that time, including but not limited to its overall financial circumstances and other financial activities that may be in progress or planned, as well as the advice of its financial advisors.

                  The Order provides that "... external financings by the Subsidiaries [approved by the Commission in the Order], other than the refunding of outstanding securities which will not be limited ..." (emphasis added) will be subject to certain limitations. CSW and CPL request that the Commission find that the use of the proceeds of the Transition Bonds constitute "refunding of outstanding securities" within the meaning of the Order and that the principal amount of Transition Bonds issued from time to time shall not reduce the amount of financings previously approved by the Order.3 Such finding is consistent with the requirement under the Statute that "the proceeds of the transition bonds shall be used solely for the purposes of reducing the amount of recoverable regulatory assets and stranded costs, as determined by the commission in accordance with this chapter, through the refinancing or retirement of utility debt or equity." (emphasis added)


Interest Rate Swaps
                  CSW and CPL also seek authority for the Special Purpose Issuer (and/or CPL, acting on behalf of the Special Purpose Issuer, to be so authorized to the extent that it is legally required or more cost-effective for CPL to do
so) to enter into transactions to be initiated during the Authorization Period to convert all or a portion of any Transition Bonds bearing interest at a floating rate ("Floating Rate Transition Bonds") to fixed rate obligations using interest rate swaps or other derivative products designed for such purposes.

                  If authorized hereunder, the Special Purpose Issuer may enter into one or more interest rate swaps ("Swaps"), or one or more derivative instruments, such as interest rate caps, interest rate floors and interest rate collars (collectively, "Derivative Transactions"), with one or more counterparties from time-to-time through the Authorization Period. The notional amounts of the swaps and the expected average life of the swaps will not exceed that of the underlying Transition Bonds.4

                  Under one swap strategy if interest on the Transition Bonds is payable at a floating rate, the Special Purpose Issuer would enter into an interest rate swap with a counterparty whereby it would receive the same floating rate interest payment from the counterparty as it pays to the Transition Bondholders. In return, the Special Purpose Issuer would agree to make payments to the counterparty based upon the principal amount of such Transition Bonds and at an agreed upon fixed interest rate. The net effect of such a transaction would be to convert the Floating Rate Transition Bonds to fixed rate obligations. The term of the interest rate swap would match the maturity of the Floating Rate Transition Bonds and the swap notional amount would at all times equal the outstanding principal amount of such bonds. Swaps or other derivative transactions would be entered into only with highly rated counterparties. Any swap agreement will also include customary provisions related to indemnification by CPL or the Special Purpose Issuer for breakage costs and other losses under certain circumstances related to the termination of the swap.

Hedging Interest Rate Risk for Anticipated Debt

                  CSW and CPL also seek authorization for the Special Purpose Issuer (or CPL, acting on behalf of the Special Purpose Issuer, to be so authorized to the extent that it is legally required or more cost-effective for CPL to do so) to enter into an interest rate hedging program ("Hedge Program") utilizing Derivative Transactions. CPL will determine the optimal structure of the Hedge Program at the time of execution. CPL may decide to lock-in interest rates and/or limit exposure to, interest rate increases. CPL will not, at any time, take possession of any U.S. Treasury securities underlying a hedging transaction.

                  These Hedge Programs provide benefits by minimizing the potential volatility in financing costs. The Hedge Program would be utilized to fix and/or limit the interest rate risk exposure of any new issuance of
Transition Bonds through: (1) establishing a short position in an exchange-traded U.S. Treasury futures contract, or one or more designated U.S. Treasury security(ies) or by paying a fixed rate in a forward starting interest rate swap (each a "Forward Sale"); (2) the purchase of put options on one or more designated U.S. Treasury security(ies) or an option to pay a fixed rate in a forward starting interest rate swap ("Put Options Purchase"); (3) a Put Options Purchase in combination with the sale of call options ("Call Options Sale") on one or more designated U.S. Treasury security(ies) or the option to pay a fixed rate in a forward starting interest rate swap ("Zero Cost Collar"); or (4) some combination of a Forward Sale, Put Options Purchase and/or Zero Cost Collar.

                  A Put Options Purchase requires the Special Purpose Issuer to make an upfront payment to the counterparty in exchange for protection against rising interest rates. This strategy does not expose the Special Purpose Issuer to making a payment to unwind the hedge in the event interest rates fall. The asymmetric payout profile makes this strategy analogous to purchasing insurance where the risk to the Special Purpose Issuer is known and is limited to the upfront premium amount paid by the Special Purpose Issuer.

                  The Zero Cost Collar strategy does not lock in today's interest rate environment. Under this strategy the Special Purpose Issuer is left somewhat exposed to rising rates (up to the put strike level) but able to benefit to some degree from falling rates (down to the call strike level). This strategy is used frequently when an issuer: (1) wants to limit or cap its exposure to rising rates; (2) wants to avoid making an upfront option premium payment; and (3) does not want to just lock in today's interest rate environment through a Forward Sale.

                  All Derivative Transactions and transactions entered into under the Hedge Program will be in compliance with CSW's Risk Management Policy and Guidelines and will also meet the Financial Accounting Standards Board requirements for hedge accounting.

Common Equity Ratios
                  CSW and CPL believe that the issuance of Transition Bonds should not be viewed as having any adverse impact on the consolidated common equity ratios of CSW or CPL. As TCs are imposed and collected, such amounts will be used to pay principal and interest on the Transition Bonds, as well as fees and expenses related to the transaction. The Transition Bonds are payable solely from the cash flows provided by the TCs and are, as a result, nonrecourse with respect to CSW and CPL. Consequently, the Transition Bonds are not true indebtedness of CSW or CPL for this purpose. In addition, because the sole source of payment for the Transition Bonds is the related TC cash flow, the payment of amounts due on Transition Bonds will have no adverse impact on the regular cash flows of CSW or CPL.

                  The Statute provides that a transfer of Transition Property by an electric utility to its assignee (such as CPL's Special Purpose Issuer) that expressly states that the transfer is a sale or other absolute transfer shall be a true sale and is not a secured transaction and that title, legal and equitable, has passed to the transferee. Because the underlying securitized assets (the Transition Property and its associated TC revenue stream) owned by the Special Purpose Issuer are isolated from the risks associated with the business and other assets of CPL, the Transition Bonds are expected to have a credit rating higher than the credit rating of debt instruments issued by CPL. The creditworthiness of the Transition Bonds is further increased by the State Pledge and by the PUCT's issuance of an irrevocable Financing Order which provides for the true-up procedure previously described.

                  As mentioned above, it is expected that the rating agencies will recognize that the Transition Bonds are independent of the credit of CPL by assigning ratings to the Transition Bonds which are higher than the ratings assigned to the actual long-term indebtedness of CPL. Bonds similar to the Transition Bonds which have been issued by other utility companies have been rated AAA. It is expected that a AAA rating will be achieved by the Transition Bonds. CPL's current credit ratings from Standard & Poor's Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co., respectively, for its senior secured long-term debt are A/A3/A.

                  For all of these reasons, CSW and CPL believe that the Commission's traditional concern with the effect of issuances of indebtedness by a holding company or a subsidiary thereof on its common equity ratio should not be a factor in this case. Since the Transition Bonds are payable solely from the cash flows provided by the TCs and are nonrecourse to CSW and CPL, the Transition Bonds should not be included as long-term debt when considering CSW's and CPL's common equity ratios and creditworthiness. As previously discussed, this viewpoint is consistent with the rating agencies' treatment of bonds similar to the Transition Bonds which have been issued by other utilities.

                  In its first application with the PUCT for a Financing Order, CPL is requesting authority to redeem or retire CPL equity in an amount not to exceed $740,000,000. At this time CSW and CPL are unable to predict exactly how the proceeds of the Transition Bonds will actually be allocated between debt and equity. See " Use of Proceeds." However, assuming that $740,000,000 of the proceeds of the Transition Bonds are used to redeem or retire CPL equity and $530,247,000 of such proceeds are used to retire other CPL indebtedness, then the issuance of $1,317,010,000 aggregate principal amount of Transition Bonds by CPL would reduce its common equity to total capitalization ratio from 51% at September 30, 1999 to approximately 47%. Under the same assumptions the pro forma effect on CSW's consolidated common equity to total capitalization ratio at September 30, 1999 would be a reduction from 46% to 44%.

                  If, however, the Commission nevertheless determines to treat the Transition Bonds as ordinary long-term debt for this purpose, then (a) under the same assumptions listed above regarding the principal amount of Transition Bonds to be issued and the maximum amount of proceeds which would be utilized to redeem or retire CPL equity, the consolidated common equity to total capitalization ratios for CSW and CPL, respectively, as of September 30, 1999 would be reduced to 37% and 24% and (b) based on current projections, CPL's common equity ratio is projected to exceed 30% by December 31, 2006. To the extent that CPL redeems or retires its equity in an amount less than $740,000,000, then its common equity ratio would be higher than 24% and the length of time projected by CPL for its common equity ratio to exceed 30% might be shortened.

                  Under these circumstances, CSW and CPL request an exemption from the generally required 30% common equity ratio in connection with issuances of Transition Bonds. Such an exemption will facilitate the objectives of the Statute, including lower electric rates for Texas consumers. In addition, because of the nature of the Transition Bonds an exemption will not cause the weakening of the capital structure of CSW and its subsidiaries.

                  During the period that CPL's common equity ratio is below 30% based upon the Commission's determination to treat the Transition Bonds as ordinary debt, CPL agrees to report to the Commission annually showing its capital structure and capitalization ratios for the most recent year-end. Such reports will be submitted within 30 days after CPL's Annual Report on Form 10-K is filed with the Commission. Such reporting requirement will cease once CPL's actual consolidated common equity ratio equals or exceeds the Commission's 30% target.

Item 2.  Fees and Expenses
                  An estimate of the fees and expenses to be paid or incurred by CSW and CPL in connection with the transactions discussed in this Post-Effective Amendment will be filed by Amendment.

Item 3. "Applicable Statutory Provisions," is amended to read in its entirety as follows:
                  Sections 6(a), 7, 9, 10, 12(b), 12(e) and 12(f) of the Act and Rules 42, 43, 45, 52, 62, 90 and 91 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, CSW and CPL hereby request appropriate orders thereunder.

Item 4.  Regulatory Approval
         Item 4, "Regulatory Approval," is amended by adding the following:

                  With respect to the proposed issuance of the Transition Bonds and related matters, the PUCT has jurisdiction pursuant to the Statute. The transactions described in this Post-Effective Amendment are not subject to the jurisdiction of any other state commission or of any federal commission other than the Commission.

Item 5.  Procedure
         Item 5, "Procedure," is hereby amended by deleting the first two paragraphs thereof and substituting the following:

                  Requisite notice under Rule 23 with respect to this Application- Declaration has been published. No further publication is requested or required pursuant to the Order. CSW and CPL respectfully request that the Commission enter an appropriate supplemental order granting and permitting this Application, as amended hereby, to become effective no later than December 22, 1999.

                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements
         CSW and CPL hereby amend Item 6 of this Application-Declaration by adding the following thereto:
                (a)  Exhibits

         *A-1     Form of Indenture between the Special Purpose Issuer
                  and the Trustee thereunder, including the form of Transition
                  Bond
         *B-1     Form of Transition Property Sale Agreement
         *B-2     Form of Transition Property Service Agreement
         *B-3     Form of Administration Agreement
         *B-4     Form of Underwriting Agreement
         *B-5     Organizational document for Special Purpose Issuer
         *C-1     Registration Statement on Form S-3 for the Transition Bonds
         *D       Form of  Application  to the  Public  Utility  Commission
                  of  Texas ("PUCT"), including form of proposed Financing
                  Order.
          E-1     Not applicable
         *F-1     Opinion of Sidley & Austin
         *F-2     "Past tense" Opinion of Sidley & Austin
                  (b)  Financial Statements*
         *To be filed by Amendment
Item 7.  Information as to Environmental Effects
                                  No amendment

                                    Signature

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

         Dated:  November 20, 1999

CENTRAL AND SOUTH WEST                               CENTRAL POWER AND LIGHT
CORPORATION                                                   COMPANY


By:/s/ WENDY G. HARGUS                               By: /s/ WENDY G. HARGUS
  Wendy G. Hargus                                      Wendy G. Hargus
  Treasurer                                                     Treasurer


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1 Under the Statute, Qualified Costs also include certain costs incurred by the
PUCT in a proceeding under the Statute.

2 CSW and CPL believe that the organization and utilization of a Special Purpose Issuer will not unduly complicate the holding company structure of CSW. Special Purpose Issuers are necessary components of the transactions described herein with the resulting benefits provided in the Statute.

3 The Order also provides that "The proceeds from external financing transactions ... will be ... used principally ... (ii) to acquire, retire, or redeem securities of which CSW or the Subsidiaries are the issuer ... without the need for prior Commission approval."

4 Swaps and Derivative Transactions entered into during the Authorization Period may remain in effect until the maturity of the related Transition Bonds.